SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

(212) 735-3000

Fax: (212) 735-2000

January 22, 2007

Via EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Celeste M. Murphy, Esq.
Special Counsel

RE:	PREC14A Filed by Express Scripts, Inc. and KEW Corp.on
January 10, 2007

Dear Ms. Murphy:

On behalf of Express Scripts, Inc. ("Express Scripts"), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "SEC") contained in the Staff's letter dated January 19, 2007 (the "Comment Letter") relating to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed by Express Scripts and KEW Corp. ("KEW") on January 10, 2007. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Concurrently with the filing of this letter, Express Scripts and KEW are filing, via EDGAR submission, Amendment No. 1 to the Proxy Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein and other changes deemed necessary or appropriate by Express Scripts and KEW.

Schedule 14A

General

Celeste M. Murphy, Esq.

January 22, 2007

1. We note that you are soliciting votes against the proposed CVS merger because you believe that the consideration to be paid in the proposed merger is inadequate and you believe that better alternatives exist. In this respect, you have described your proposal made on December 18, 2006. Please amend your filing to explain that the vote against the proposed CVS merger does not insure that your proposal would be accepted by the security holders of Caremark or Express Scripts and that the vote against the proposed CVS merger may result in Caremark remaining an independent company. Further, we note your statement on page 2 that the vote against the CVS merger “preserves” security holders opportunity to receive a significant premium for shares contemplated by your proposal. Please amend this statement to clarify that a vote against the CVS merger does not guarantee any premium because the approval of an alternative transaction is uncertain.

Response: In response to the Staff's comment, Express Scripts has made the following revisions to the Proxy Statement:

First, Express Scripts has deleted the last sentence of the carryover paragraph on the top of page 2 of the Proxy Statement and has inserted the following language in its place:

Our Offer is subject to a number of conditions, including the tender by the Company's stockholders of at least that number of Shares that, when added to the Shares then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully-diluted basis, the termination of the CVS Merger Agreement, receipt of regulatory approvals, the inapplicability of Section 203 of the General Corporation Law of the State of Delaware, our ability to conduct confirmatory due diligence and the approval of our stockholders to issue Express Scripts shares in the Offer. Each of the conditions to the Offer is set forth in full in the section entitled "Conditions of the Offer" in the Offer to Exchange. As discussed in more detail below, even if the CVS Merger Agreement is rejected by the Company's stockholders, there is no guarantee that the Company's stockholders will accept our Offer and that the other conditions to our Offer will be met and, therefore, the result could be that the Company would remain independent of both CVS and Express Scripts.

Second, Express Scripts has deleted the fourth sentence of the first paragraph following the first bulleted item on page 2 of the Proxy Statement and has inserted the following language in its place:

Our Offer is subject to a number of conditions, including the tender by the Company's stockholders of at least that number of Shares that, when added to the Shares then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully-diluted basis, the termination of the CVS Merger Agreement, receipt of regulatory approvals, our ability to conduct confirmatory due diligence and the approval of our stockholders. Each of the conditions to the Offer is set forth in full in the section entitled "Conditions of the Offer" set forth

Celeste M. Murphy, Esq.

January 22, 2007

in the Offer to Exchange. There is no guarantee that the Company's stockholders will tender into our Offer that number of Shares that, when added to the Shares then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the outstanding Shares, or that the other conditions to our Offer will be met. As a result, the Company's stockholders cannot be guaranteed that any premium to the price offered in the Proposed CVS Merger will be paid to them based solely on their rejection of the Proposed CVS Merger. However, we expect to obtain antitrust approval by the third quarter of 2007. By such time, we anticipate that we will have obtained the approval of our stockholders to issue our stock pursuant to the Offer and, if the Company's stockholders have tendered that number of Shares that, when added to the Shares then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the outstanding Shares to us by that time, that the other conditions to our Offer will have been, or will be capable of being, satisfied. Therefore, we expect that the transaction contemplated by our Offer could be consummated in the third quarter of 2007. However, there are no assurances that this timeframe will be met or that all of the conditions to our Offer will be satisfied, including that antitrust approval will be obtained from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). Additionally, we cannot guarantee that any antitrust approval we receive will not be subject to conditions that could adversely impact the value of the combined business, the amount of any projected synergies, or our ability to obtain financing for the transaction. Stockholders should take all of these factors into account when determining the value of our Offer to them.

2. Please update this proxy statement to include information regarding the filing of your exchange offer on Form S-4 and Schedule TO.

Response: In response to the Staff's comment, Express Scripts has added the following language after the second sentence of the fourth paragraph on page 1 of the Proxy Statement:

On January 16, 2007, we commenced an exchange offer for all of the outstanding Shares (the "Offer") on the basis of economic terms set forth in the Proposal.

Additionally, Express Scripts has updated the section of the Proxy Statement entitled "Background of the Solicitation" to reflect events which have occurred since the filing of the preliminary Proxy Statement on January 10, 2007.

3. We note your disclosure on page 2 regarding the existence of several conditions to your proposal to acquire Caremark. Please add disclosure to your proxy statement regarding other matters that may affect the success of your proposal, including, but not limited to, your position on paying the break-up fee that may be payable to CVS in seeking to submit a “topping bid” under the CVS merger agreement with Caremark. We note your December 18,

Celeste M. Murphy, Esq.

January 22, 2007

2006 press release and related SEC filings setting forth a list of factors describing numerous uncertainties associated with your bid for Caremark. These items are set out in summary form under the heading “Safe Harbor Statement.” This list is repeated in the “Forward-Looking Statements” section of the proxy statement, but we believe that some explanation as to the materiality and relevancy of these risks and uncertainties and quantification of their impact on your proposal should be provided. It should be clear to security holders that there are potential adverse consequences should they vote against the proposed CVS merger based on the promise of a transaction with Express Scripts.

Response: As discussed above in response to Item 1, Express Scripts has added additional information regarding the conditions in connection with its exchange offer to Caremark's stockholders, and amended the Proxy to include a reference to the section entitled "Conditions of the Offer" set forth in the offer to exchange/prospectus which forms a part of our Registration Statement on Form S-4 filed with the SEC on January 16, 2007. Because the break-up fee is the subject of pending litigation in the Delaware Court of Chancery, including litigation commenced by Express Scripts against Caremark, it is not appropriate for Express Scripts to further comment on the break-up fee or this litigation.

Additionally, Express Scripts has amended the Proxy Statement to include the following language regarding the potential risks involved in an investment in Express Scripts Common stock and our proposed transaction with Caremark following the supplemental language discussed in Item 1 above following the sentence beginning with the word "Secondly":

The Company's stockholders should also consider the risks that may be associated with an investment in our common stock and with the transaction contemplated by our Offer. These factors are set forth in the "Forward-Looking Statements" section of this proxy statement and are described in more detail in the section entitled "Risk Factors" in the Offer to Exchange which has been filed with the SEC and is available to the Company's stockholders. The Company's stockholders may obtain a copy of the Offer to Exchange free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc. at 800-322-2885 or by email at expressscripts@mackenziepartners.com.

4. With a view toward disclosure, tell us the effect of Caremark’s staggered board on your ability to compel Caremark to agree to a transaction with you even if the security holders of Caremark vote down the proposed CVS merger. We note your disclosure regarding your intent to elect directors, but it appears that Express Scripts cannot gain control of Caremark and compel Caremark to agree to a merger unless and until it wages successful director election campaigns for two years in a row. We note your disclosure in the Form S-4 that even if your nominees are elected to the Caremark board, they will not constitute a majority of the Caremark board.

Response: Express Scripts has amended the Proxy Statement by adding the following language on page 7 after the first paragraph of the section entitled "Proxy Solicitation Concerning Election of Directors and Next Steps":

Celeste M. Murphy, Esq.

January 22, 2007

The Company's Board currently consists of eleven directors, divided into three separate classes which are elected in staggered three year terms. Only one class of directors is elected per year. As a result, if the Express Nominees are elected to the Company's Board, they will still not constitute a majority of the Company's Board, absent the resignation or removal for cause of the Company's other directors. If necessary, we intend to nominate additional persons to be considered for election to the Company's Board at the Company's 2008 annual meeting of stockholders and to ultimately replace a majority of the directors of the Company with our own nominees. According to the Company's public filings, in the event that the Proposed CVS Merger is approved by the Company's stockholders prior to the 2007 annual meeting of stockholders, no annual meeting will be held in 2007. However, we are confident that stockholders will reject the Proposed CVS Merger and, consequently, there will be a 2007 annual meeting of the Company's stockholders.

The Company's Board determined on January 7, 2007 that our Proposal does not constitute, and is not reasonably likely to constitute, a superior proposal under the terms of the CVS Merger Agreement and is therefore restricted under the terms of the CVS Merger Agreement from meeting or negotiating with us. As of the date of the printing of this proxy statement, the Company's Board had not made the required disclosure pursuant to Rule 14d-9 under the Exchange Act regarding our Offer; however, there has been no indication that this disclosure will contain a recommendation by the Company's Board that is inconsistent with its prior statements. There is no guaranty that this position will change in the future as to the Company's board as a whole or as to any individual member thereof unless the current members of the Company's Board are replaced.

However, our Offer is not conditioned upon the election of the Express Nominees to the Company's Board at the 2007 annual meeting, and the Company's stockholders are not required to elect the Express Nominees to the Company's Board in order to accept our Offer. However, unless we acquire at least 90% of the Company's outstanding shares in the Offer, Express Scripts will not be able compel a merger of the Company with Express Scripts without the approval of the majority of the members of the Company's Board.

Reasons to Vote “Against” the Proposed CVS Merger, page 2

5. You state that your proposal, if consummated, would be superior to the proposed CVS merger because it would provide the company’s security holders “an opportunity to realize an immediate premium for their Shares.” Please explain how this premium would be immediate in light of the fact that among other possible timing constraints, including antitrust clearance, the approval of the respective security holders of Express Scripts and Caremark would be required. Further, please add the anticipated timing of any possible consummation. It appears that according to the Express Scripts Form S-4, you would be able to complete the offer

Celeste M. Murphy, Esq.

January 22, 2007

in the third quarter of 2007. Consider disclosing the net present value of the cash component of your proposal in view of the anticipated closing delays as well as the potential impact of regulatory risk on the value of your proposal.

Response: Express Scripts has amended the first bulleted item on page 2 of the Proxy Statement by adding the qualifier "when and if consummated" when discussing the premium offered by our Proposal and Offer.

Express Scripts has amended the first sentence of the first paragraph following the first bulleted item on page 2 of the Proxy Statement to replace the phrase "an immediate premium for their Shares" with the phrase "a significant premium for their Shares upon consummation of the transactions contemplated by either our Proposal or our Offer."

Additionally, Express Scripts has added the following language to the end of the sentence described above: "based upon recent trading prices of the common stock of each of Express Scripts, CVS and the Company."

6. In addressing the possible timing constraints of obtaining antitrust clearance, please describe all relevant possibilities, including, but not limited to the possibility that anti-trust issues could prevent closing altogether, or could result in the imposition of conditions by antitrust regulators that adversely impact the value of the combined business, the amount of any projected synergies, Express Scripts’ ability to obtain financing for the transaction, and the terms of any such financing. If these concerns do not apply to you, in a supplemental response, please tell us why they do not.

Response: We note our response to Item 3, in particular the second and third paragraphs thereof. We have separately provided supplemental information to the Staff regarding the issues addressed by Item 6.

A Vote “Against” the Proposed CVS Merger stops the Board’s attempt to sell the Company for little or no premium and no cash, page 3

7. In the bullet listed above you claim that the Caremark board is selling the company. Further, you criticize the company for not running a “bona fide sale process.” Please revise your disclosure and references to a sale of the company throughout the filing to provide balance, including disclosure that the board’s approval of a stock-for-stock merger with CVS did not constitute a sale of the company.

Response: Express Scripts has amended the Proxy Statement by adding the following language after the first sentence of the paragraph following the first bulleted item on page 3 of the Proxy Statement:

Although the Company's Board has stated its belief that the Proposed CVS Merger is a strategic merger of equals, we believe that its analysis is incorrect, and we believe that the Proposed CVS Merger is in fact a sale of the Company. Based upon the expected roles to be played by the Company's existing management following the Proposed CVS Merger in the combined company and the significant change of control payments to

Celeste M. Murphy, Esq.

January 22, 2007

be made to the Company's management, we believe that the Proposed CVS Merger looks much more like a sale of the Company to CVS than it does an equal combination of two public companies. In any case, we believe that the Company's Board, in evaluating any strategic transaction of this type, has an obligation to consider available alternative transactions beforehand, communicate these alternatives clearly to the Company's stockholders and act to maximize value for its own stockholders, whether on a long-term or short-term basis, and has failed to do so in this case.

8. You state that the company’s board is permitted under the CVS merger agreement to talk to you about your proposal and should do so, but that they have chosen not to and have rejected your proposal. Please provide balance to this disclosure and make clear that on January 7, 2007, the company announced that the company’s board had determined that your proposal did not constitute and is not reasonably likely to lead to, a superior proposal under the terms of the CVS merger agreement and reaffirmed its support of the proposed CVS merger. We note your disclosure to this effect on page 6. You should add disclosure to clarify that the under the CVS merger agreement the Caremark board is not permitted to “talk to” Express Scripts unless Express Scripts’ proposal constitutes or is reasonably likely to lead to, a superior proposal.

Response: Express Scripts has amended the Proxy Statement by deleting the final sentence of the paragraph following the third bulleted item on page 3 of the Proxy Statement and by adding the following language in its place:

The Company's Board announced on January 7, 2007 that our Proposal does not constitute, and is not reasonably likely to constitute, a superior proposal under the terms of the CVS Merger Agreement and that it therefore cannot engage in negotiations or discussions with us under the terms of the CVS Merger Agreement. If the Proposed CVS Merger is rejected, the Company's Board will be encouraged to revisit its duty to find the best alternative for stockholders.

Even though the Company's Board has made a determination against our Proposal, we believe that our Offer constitutes a superior proposal to the Proposed CVS Merger. When our Proposal was announced on December 18, 2006, the closing price of the Company's Shares increased by $5.28 (to $55.58) over its $50.30 closing price on December 15, 2006. Based upon trading prices of CVS's common stock, the Proposed CVS Merger had a value to the Company's stockholders of $50.97 after market close on December 15, 2006 and $50.12 after market close on December 18, 2006.

Similar language to the above has also been added in connection with Express Scripts' response to Item 4 above.

Celeste M. Murphy, Esq.

January 22, 2007

*	*	*

If you have any questions with respect to the foregoing, please contact me at (212) 735-2770, Howard Ellin at (212) 735-2438 or Ken Wolff at (212) 735-2681.

Very truly yours,

/s/ Lou Kling

Lou R. Kling